Exhibit 99.3

Convenience translation

Report by the Supervisory Board
of Fresenius Medical Care AG
for the Fiscal Year 2024

Dear Shareholders,

Fresenius Medical Care successfully completed its first full fiscal year following its change in legal form to a stock corporation. The year 2024 was marked by dynamic developments and significant geopolitical and geo-economic changes. Nevertheless, the global economy experienced stable growth, particularly in the health care sector. In this environment, the Company succeeded in improving the lives of millions of patients and making a significant contribution to the renal care continuum.

Throughout fiscal year 2024, Fresenius Medical Care continued the disciplined execution of its ambitious FME25 transformation program, achieving major milestones and exceeding its savings targets. Sustainable deleveraging, the realignment into two global business segments, the strategic optimization of the legacy portfolio, and, not least, the Company’s new independence are paying off. Furthermore, 2024 was a year of innovation for Fresenius Medical Care. For example, the Company made great strides in dialysis technology and personalized therapy, expanded the use of artificial intelligence in dialysis, and extended its global research collaborations.

As a result of these strategic decisions, Fresenius Medical Care is optimally positioned to continue setting the highest standards in renal care and actively shaping some of the most pressing societal challenges in the health care market. The market has recognized these achievements: in December 2024, the Company returned to the DAX 40.

Since January 2024, the Supervisory Board has been fully and equally composed of twelve members. I would like to extend my sincere congratulations to our new Supervisory Board members on their appointment to the board. I am convinced that their extensive experience and in-depth knowledge will be a valuable asset to the Supervisory Board. I look forward to continuing our constructive and successful collaboration in the best interests of the Company.

On behalf of the Supervisory Board, I would also like to extend my sincere congratulations to Dr. Jörg Häring on his appointment to the Management Board, which has been further strengthened by the addition of Legal, Compliance, and Human Resources. The collaboration between the Supervisory Board and the Management Board is based on trust and close cooperation. Under the leadership of Helen Giza, Fresenius Medical Care has an outstanding team and the necessary team spirit to successfully drive the Company’s continued development.

Fresenius Medical Care is well positioned to build on these achievements in the current fiscal year, further strengthen its position in the dialysis market, and increase shareholder value.

In the past fiscal year, the Supervisory Board once again observed all duties imposed on it by law, the Articles of Association and the rules of procedure. In this context it also took into account the recommendations and suggestions of the German Corporate Governance Code. The Supervisory Board supervised the Management Board within its responsibility, regularly advised the Management Board and was involved in decisions of fundamental importance to the company, including sustainability matters.

All relevant questions of the business policy, the company’s planning and the strategy were subject to the deliberations. Reports of the Management Board on the course of the business, the profitability and liquidity as well as on the situation and outlook of the Company and the group formed the basis for the work of the Supervisory Board. Further topics were the risk situation and risk management as well as discussions on portfolio changes and investment projects. The Supervisory Board and its competent committees comprehensively discussed these as well as also all further significant business events. The Supervisory Board passed resolutions within its competencies according to law and the Articles of Association.

Meetings

In the past fiscal year, four meetings of the Supervisory Board, some of which lasted several days, were conducted as in person meetings. The Supervisory Board also met regularly without the Management Board. To the extent that the auditor was called upon as an expert at meetings of the Supervisory Board or its committees, members of the Management Board attended the meetings only to the extent deemed necessary by the Supervisory Board or the committee, respectively.

Convenience translation

The participation rate of the members at the meetings of the Supervisory Board and its committees was 100%. The following table shows the participation of the individual members in the past fiscal year:1

The Management Board and the Supervisory Board cooperate on a basis of trust to the benefit of the Company. The Supervisory Board was in regular contact with the Management Board and was always promptly and comprehensively informed by it. Between meetings, the Management Board reported to the Supervisory Board in writing. During the meetings, the Management Board also informed the Supervisory Board verbally. In addition, the Supervisory Board was also in contact with members of the senior management level last year. The members of the Management Board were further available to the Supervisory Board for follow-up queries. The Chairman of the Supervisory Board maintained continuous contact with the Management Board outside of the meetings, in particular with the Chairwoman of the Management Board, on questions regarding strategy, business development, the risk situation, risk management and compliance of the Company. In case of important occasions or events, the Chairwoman of the Management Board promptly informed the Chairman of the Supervisory Board. In such cases, the Chairman of the Supervisory Board subsequently informed the other members of the Supervisory Board in the next meeting at the latest. During the entire fiscal year, the Chairman of the Supervisory Board also was in close contact with the other members of the Supervisory Board.

1 The employee representatives were appointed as members of the Company's Supervisory Board upon a motion of the Management Board by the competent local court Hof (Saale) with effect from January 26, 2024 and were elected as members of the respective committee by the Supervisory Board on March 14, 2024. The Nomination Committee and the Mediation Committee did not convene in the year under review and are therefore not shown in this overview.

Convenience translation

The members of the Audit Committee are entitled to obtain information, via the Chairman of the Audit Committee, directly from the heads of certain central departments of the Company. As in previous years, it was however standard practice for the heads of central departments to report directly to the Supervisory Board and to be available for questions and for discussion.

Focus of the discussions in the Supervisory Board

One of the main focus areas of the Supervisory Board’s discussions in the past year was the comprehensive support of the Management Board in the continued adjustment of Fresenius Medical Care’s structures following the Company’s change in legal form from a partnership limited by shares (KGaA) to a stock corporation (AG) in fiscal year 2023 and the therewith associated deconsolidation from Fresenius SE & Co. KGaA. In particular, the Supervisory Board dealt in detail with the measures taken in the course of the Company’s independence following the change of the Company’s legal form and the continuation of the focused implementation of the Company’s strategic plan.

The Supervisory Board also in detail supported the Management Board in developing the future strategic direction of Fresenius Medical Care in the reporting year in order to further strengthen Fresenius Medical Care’s leading position in the dialysis market and to realize the full potential arising in particular from the new operating model with the two segments Care Delivery and Care Enablement established prior to the reporting year, the FME25 transformation program and Fresenius Medical Care’s independence following the change of its legal form. For such developing, the Supervisory Board deliberated at length on the basis of comprehensive analyses of the competitive, market and reimbursement situation and discussed in detail key conclusions for the future strategic direction of Fresenius Medical Care.

Also in the reporting year, the Supervisory Board in several meetings focused on the FME25 transformation program and was extensively involved in its implementation by the Management Board. This implementation was accelerated in the reporting year, resulting also in accelerated delivery of sustainable savings.

Due to the savings achieved as part of the FME25 transformation program and the continued operational turnaround, Fresenius Medical Care was able to further improve its financial results in the reporting year and to achieve a significant increase in the operating income margin. In addition, Fresenius Medical Care further improved its net debt and net leverage ratio in the past year.

In the year under review, the Supervisory Board also dealt with investments, the business strategy, the portfolio optimization, including the divestment of non-core businesses, as well as strategically relevant environmental, social and governance (ESG) aspects.

Fresenius Medical Care continued to consistently implement its portfolio optimization strategy of divesting non-core and margin-dilutive business activities in the year under review. In this context, Fresenius Medical Care completed the sale of the Australian Cura Day Hospital Group and the dialysis clinic business in Chile, Ecuador, Sub-Saharan Africa and Turkey as well as the dialysis clinic operations in Curaçao, Guatemala and Peru in the reporting year.

The business development, the competitive situation and conditions as well as the Management Board’s planning for the individual functions and business segments were also focal points of the Supervisory Board’s discussions in the reporting year. The Supervisory Board was also informed extensively by the Management Board about the effects of new drugs for treatment of type 2 diabetes, such as GLP-1 receptor agonists and SGLT-2 inhibitors. In this context, the Management Board comprehensively reported to the Supervisory Board on the potential impact on the patient base and the evaluated consequences for the expected business development. In joint consultations with the Management Board, the development of the production quantities and their expansion were also discussed.

In the past fiscal year, the Supervisory Board again discussed the development of cost reimbursement in the various health care systems, in particular in the U.S. With a view to the continued aim of increasing efficiency, the Supervisory Board further informed itself also in the past year about the success of the measures taken by the Management Board already in previous years to improve the cost situation.

Convenience translation

Moreover, the Supervisory Board was regularly informed about the Company’s compliance in the year under review. Findings of the internal audit department were also taken into account. In addition, the Supervisory Board also received detailed reports on the IT security systems and measures implemented at Fresenius Medical Care, including data security incidents that occurred in the year under review and their remediation.

Subject of the Supervisory Board's discussions was also the Company’s Annual General Meeting, including the resolutions proposed by the Supervisory Board, which was held as a meeting in presence on May 16, 2024 in the reporting year. Further details can be found in the Declaration on Corporate Governance starting on page 196 of the Annual Report (Geschäftsbericht).

Committees of the Supervisory Board

The Supervisory Board has formed professionally qualified committees from among its members that support the Supervisory Board as a whole in its supervisory and advisory functions as well as the adoption of resolutions. The respective Chairpersons of the committees have regularly reported to the Supervisory Board on the work of the committees. Details of the composition of the Supervisory Board’s committees can be found in the Declaration on Corporate Governance which can be found starting on page 196 of the Annual Report.

Presiding Committee

The Supervisory Board is, in particular, responsible for preparing the meetings of the Supervisory Board, coordinating the work of the Supervisory Board and its committees and advising and supporting the Chairman and Deputy Chairwoman of the Supervisory Board as well as administrative matters. The Presiding Committee resolves upon matters that cannot be delayed if the Supervisory Board cannot pass a resolution in a timely manner. The Presiding Committee is also responsible for various matters concerning the Management Board, such as recommendations to the Supervisory Board on the appointment or dismissal of Management Board members. Furthermore, the Presiding Committee reviews and assesses the Company’s corporate governance.

The Presiding Committee convened in the past fiscal year four times in person to deal with the preparation of meetings of the Supervisory Board, in particular with regard to corporate governance reporting and aspects of long-term succession planning, an amendment to the Company’s Articles of Association which only affected the wording, and the rules of procedures of the Supervisory Board’s committees.

Audit Committee

In accordance with its rules of procedure, the Audit Committee in particular performs all the duties imposed on an audit committee pursuant to section 107 paragraph 3 sentence 2 of the German Stock Corporation Act (Aktiengesetz – AktG) and the applicable rules of the U.S.-American Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE). This includes, in particular, the monitoring of the accounting process, the effectiveness of the internal control system, the risk management system and the internal audit system, the audit of the financial statements, in particular the selection and independence of the auditor as well as the quality of the audit. Also, the Supervisory Board has delegated the responsibility for adopting resolutions on the approval of transactions with related parties in accordance with sections 111a et seq. of the German Stock Corporation Act to the Audit Committee.

The Audit Committee convened nine times in the past fiscal year. Of these meetings, two meetings were conducted as in person meetings, three meetings were conducted as hybrid meetings, i.e. as meeting in person of at least two members with the possibility of a virtual participation, and four meetings were conducted as video conferences.

Dr. Marcus Kuhnert (Chairman) and Mr. Gregory Sorensen, M.D. are each financial experts in the meaning of Section 100 paragraph 5 German Stock Corporation Act as well as “audit committee financial experts” within the meaning of the applicable rules of the SEC. Based on their many years of experience, they each have expertise in both accounting and auditing and are each independent within the meaning of the applicable provisions. This also applies to Ms. Pascale Witz, who was a member and Deputy Chairwoman of the Audit Committee until March 14, 2024. Further details on the qualifications and independence of the members of the Audit Committee can be found in the Declaration on Corporate Governance starting on page 196 of the Annual Report.

Convenience translation

In the past year, the Audit Committee dealt with the annual and consolidated financial statements, the proposal for the allocation of profit and the report according to Form 20-F for the SEC as well as the Sustainability Group Report of the Company integrated into the group management report. It also discussed the quarterly reports with the Management Board. Also, the engagement pertaining to the audit of the consolidated financial statements according to the International Financial Reporting Standards (IFRS) and the internal controls concerning the financial reporting, which are part of the report according to Form 20-F, was issued by the committee. The Audit Committee further negotiated the fee agreement with the auditor. Audit focal points and further key audit matters of the past fiscal year were the assessment of the recoverability of goodwill, the valuation of receivables from dialysis treatments in the U.S., the valuation of uncertain tax positions, the accounting treatment of significant legal disputes, asset groups held for sale, the impact of cyber risks, finance and IT transformation, the FME25 program, the portfolio optimization program, Pillar II and virtual power purchase agreements on financial reporting, the impact of CSRD and on the Company’s annual financial statements, the valuation of investments in affiliated companies and the recognition of income from investments.

Representatives of the auditor participated in all meetings of the Audit Committee and informed the members of the Audit Committee of their auditing activities. In addition, they provided information on any significant results of their audit and were available for additional information. In the absence of the members of the Management Board, they reported on the cooperation with them and shared their observations with the committee. The Audit Committee also consulted with the external auditors on a regular basis without the Management Board. The Chairman of the Audit Committee also had regular exchanges with representatives of the auditor outside the meetings of the Audit Committee, in particular on the progress of the audit, and subsequently reported thereon to the Audit Committee.

The Audit Committee dealt on several occasions with the monitoring of the accounting and its process, the effectiveness of the internal control system, the risk management system and the internal audit system as well as with the audit of the financial statements – in particular the selection and independence of the auditor, the quality of the audit and the additional services provided by the auditor – as well as with the compliance management system. Further, the committee discussed with the auditor the audit risk assessment, the audit strategy and audit planning, and the audit results.

In the course of its audit, the auditor audited the internal control system in relation to the accounting process, the electronic reproduction of the consolidated financial statements and the group management report pursuant to section 328 paragraph 1 of the German Commercial Code (Handelsgesetzbuch – HGB) prepared for disclosure purposes (so-called ESEF documents) as well as the early risk recognition system. The audit showed that the Management Board has appropriately implemented the measures required under section 91 paragraph 2 AktG, in particular regarding the establishment of a monitoring system, and that the monitoring system is suitable for the early identification of developments that may endanger the continued existence of the Company. The Management Board periodically reported to the Audit Committee on major individual risks. It also regularly informed the Audit Committee on the compliance situation as well as on the audit plans and results of the internal audit.

The Audit Committee also dealt with environmental, social and governance (ESG) aspects of strategic relevance to the Company. In this context, the committee discussed in particular the regulatory requirements in the area of sustainability and the Company’s progress in pursuing the set global sustainability targets.

The Audit Committee again reviewed the business relations of the Fresenius Medical Care group companies to Fresenius SE & Co. KGaA and the latter’s affiliated companies. It was confirmed in each case that these relationships corresponded to those between unrelated third parties.

Certain transactions of the Company with related parties may be subject to the approval of the Supervisory Board pursuant to section 111b paragraph 1 AktG. The Supervisory Board has made use of the option to delegate the responsibility for the approval resolution to the Audit Committee. In the year under review, there were no transactions requiring such approval. In accordance with section 111a paragraph 2 sentence 2 AktG, the Audit Committee reviewed whether transactions between the Company and related parties were conducted in the ordinary course of business and at arm’s length. No objections were raised in this respect.

Convenience translation

The Chairman of the Audit Committee regularly reported to the Supervisory Board on the results of the discussions and resolutions in the Audit Committee.

Compensation Committee

The Compensation Committee prepares the decisions of the Supervisory Board regarding the compensation of the members of the Management Board. This includes the preparation of the determination of the compensation system and the plan terms of the short-term and long-term incentive of the Management Board as well as the definition of the targets for variable compensation components and the definition of target values, and the determination of the target achievement. The Compensation Committee also reviews the compensation report.

In the past fiscal year, the Compensation Committee convened five times to prepare the implementation of the system for the compensation of the members of the Management Board resolved at the Annual General Meeting on May 16, 2024 (Compensation System 2024+), and the resolution on the compensation report and compensation decisions for the next year by the Supervisory Board. Of these meetings, four meetings were conducted as in person meetings and one meeting was conducted as video conference.

Nomination Committee

The Nomination Committee identifies and recommends suitable candidates to the Supervisory Board for its proposals to the General Meeting for the election of Supervisory Board members. The Nomination Committee also recommends suitable candidates to the Supervisory Board in case a judicial appointment of a shareholder representative on the Supervisory Board is required. The Nomination Committee further makes recommendations to the Supervisory Board on members of the shareholder representatives to be elected to the committees of the Supervisory Board. This does not apply to the election of members of the shareholder representatives to the Mediation Committee.

In the past fiscal year, the Nomination Committee did not convene since no meeting was required.

Mediation Committee

The Mediation Committee (Vermittlungsausschuss) was formed with effect from March 14, 2024 after the employee representatives had been appointed by the court as members of the Supervisory Board. The Mediation Committee is responsible for proposals for the appointment or dismissal of members of the Management Board to the Supervisory Board if the respective measure is not passed by the Supervisory Board with the required majority during the first vote.

In the past fiscal year, the Mediation Committee did not convene since no meeting was required.

Dialogue with Investors

The Chairman of the Supervisory Board and, for environmental, social and governance (ESG) aspects falling within the competence of the Supervisory Board, the Chairman of the Audit Committee, were also available for discussions with investors in the year under review to the extent permitted by law and in close consultation with the Management Board. In these discussions, investors were given the opportunity to exchange views with the Chairman of the Supervisory Board and the Chairman of the Audit Committee on matters concerning the corporate governance of the Company and environmental, social and governance (ESG) aspects, respectively, falling within the competence of the Supervisory Board. Key topics in the year under review were the corporate governance-related issues, the agenda of the upcoming Annual General Meeting, in particular the compensation report and the compensation system 2024+.

Convenience translation

Corporate Governance

The members of the Supervisory Board in principle self-responsibly undertake educational and training measures required for their tasks, such as on changes in the legal framework and on new, future-oriented developments and technologies, and are adequately supported in this respect by the Company.

In addition to the information provided to them by various external experts, also experts of the Company’s departments regularly report on relevant developments. This includes – for example – relevant new developments in the revision of legal rules or in jurisprudence and recent developments in regulations on accounting and audit and sustainability requirements. In this way, the Supervisory Board, with the Company’s adequate assistance, ensures an ongoing qualification of its members and also a further development and updating of their expertise, power of judgment, and experience required for the Supervisory Board including its committees to duly perform their tasks.

New members of the Supervisory Board can meet the members of the Management Board and specialist managers for a discussion of fundamental and current topics and thereby gain an overview of the relevant topics of the Company (Onboarding). The employee representatives of the Supervisory Board took part in an onboarding event lasting several days in the reporting year.

For targeted further training, internal information events are offered as required. In the year under review, further training was provided for the members of the Supervisory Board on current developments in corporate governance and upcoming relevant legal regulations. These included the new regulations of the German Future Financing Act (Zukunftsfinanzierungsgesetz) as well as legal developments relating to data protection and data use, cyber security and artificial intelligence. In addition, the members of the Audit Committee received further training on regulatory requirements and developments in the area of sustainability.

The Supervisory Board reports to the General Meeting on possible conflicts of interests of its members and on the treatment of such conflicts. If specific conflicts of interest exist or cannot be ruled out with certainty, the concerned Supervisory Board member will disclose this to the Supervisory Board. If a subsequent review reveals that a conflict of interest exists, suitable measures will be taken to resolve the conflict of interest. In the reporting year, no conflicts of interest arose that would have had to be disclosed.

Separate preparation meetings of the employee representatives and consultations among the shareholder representatives take place on a regular basis.

Further details on corporate governance, in particular on the independence of the Supervisory Board members, the qualification matrix for the implementation status of the profile of skills and expertise for the Supervisory Board, the age limit and the regular maximum tenure for membership in the Company’s Supervisory Board, as well as the self-assessment of the activities of the Supervisory Board and its committees, can be found in the Declaration on Corporate Governance starting on page 196 of the Annual Report. The Declaration on Corporate Governance was discussed by the Supervisory Board and approved in its meeting of March 12, 2025.

The Declaration on Corporate Governance also includes the Declaration of Compliance in relation to the German Corporate Governance Code according to section 161 AktG as resolved by the Management Board and Supervisory Board and published in December 2024. The Declaration of Compliance is permanently available to the public on the Company’s website at www.freseniusmedicalcare.com in the section “Investors” and there in the sub-section “Corporate Governance”.

Compensation Report

The Management Board and the Supervisory Board prepared a compensation report in accordance with section 162 AktG for the year under review, which with respect for the Supervisory Board was finally discussed and approved by the Supervisory Board at its meeting on March 12, 2025. The auditor reviewed the compensation report in accordance with section 162 paragraph 3 AktG to determine whether the legally required disclosures pursuant to section 162 paragraphs 1 and 2 AktG were made. In addition to the statutory requirements, the content of the report was also again reviewed by the auditor. The auditor confirmed that the compensation report, in all material respects, complied with the accounting provisions of section 162 AktG. In accordance with section 120a paragraph 4 AktG, the compensation report will be submitted to the General Meeting of the Company for approval.

Convenience translation

Annual and consolidated financial statements

The annual financial statements and the management report of the Company were prepared in accordance with the regulations of the German Commercial Code (Handelsgesetzbuch – HGB). The consolidated financial statements and group management report follow section 315e of the German Commercial Code (HGB) in accordance with IFRS as applicable in the European Union. The sustainability statement of the Company, which fulfills the requirements of a non-financial group declaration, is integrated into the group management report. Accounting, the annual financial statements, the management report as well as the consolidated financial statements and the group management report for fiscal year 2024 were audited by PricewaterhouseCoopers GmbH Wirtschaftsprüfungsgesellschaft, Frankfurt am Main (PwC). PwC has been the auditor of the Company since the fiscal year 2020 and was elected as auditor for the year under review by resolution of the Annual General Meeting on May 16, 2024 and mandated by the Supervisory Board. The auditor provided each of the aforementioned documents with an unqualified certificate. Mr. Peter Kartscher (as already in the previous years since 2020) and Mr. Dominik Höhler (as already in the previous year) signed the respective audit certificate as the auditors. The auditor’s report on a limited assurance engagement review in relation to the sustainability statement was signed by the auditors Mr. Peter Kartscher (for the first time) and Ms. Nicolette Behncke (as already in the previous years since 2020), and contains no findings. The audit reports of the auditor were made available to the Audit Committee and the Supervisory Board. The Audit Committee reviewed the annual and consolidated financial statements as well as the management reports, including the sustainability statement integrated into the group management report, and included the audit reports of, and the discussions with, the auditor in its discussions. The Audit Committee reported to the Supervisory Board on this.

The Supervisory Board also reviewed the annual financial statements, the management report, the consolidated financial statements and the group management report, including the sustainability statement integrated into the group management report, in each case for the past fiscal year. The documents were provided to it in good time. The Supervisory Board declared its agreement with the result of the audit of the annual financial statements and the consolidated financial statements by the auditor. The representatives of the auditor who signed the audit reports participated in the discussions of the Supervisory Board of the annual and consolidated financial statements. They reported to the Supervisory Board on the significant findings of their audit and were available for additional information. Also according to the final results of its own review, no objections are to be raised by the Supervisory Board as regards the annual financial statements, the management report, the consolidated financial statements and the group management report, including the sustainability statement integrated into the group management report.

By way of a written resolution on February 24, 2025, the Supervisory Board approved the draft of the report according to Form 20-F. The report according to Form 20-F was filed with the SEC on February 25, 2025.

The Supervisory Board approved the annual financial statements and management report of the Company as well as the consolidated financial statements and the group management report for the past fiscal year, as presented by the Management Board, at its meeting on March 12, 2025; the annual financial statements of the Company are adopted by this approval of the Supervisory Board.

The Supervisory Board also approved the Management Board’s proposal for the allocation of profit which provides for a dividend of € 1.44 for each share.

Sustainability Statement

The sustainability statement of the Company fulfills the requirements of a non-financial group declaration and was prepared in accordance with sections 315b and 315c HGB and the EU Taxonomy Regulation (Regulation (EU) 2020/852). The sustainability statement is published in the group management report and fully applies the European Sustainability Reporting Standards as a reporting framework. This sustainability statement describes Fresenius Medical Care’s sustainability performance in the fiscal year 2024 in line with regulatory requirements.

The Supervisory Board has engaged an external auditor to audit the sustainability statement. The sustainability statement was subjected to a limited assurance engagement review by PwC in accordance with the ISAE 3000 (Revised) assurance standard. PwC issued a corresponding independent practitioner’s report.

Convenience translation

The Supervisory Board, too, reviewed the sustainability statement. It received the documents in good time. The Supervisory Board declared its agreement with the result of the limited assurance engagement review in relation to the sustainability statement by the auditor. The representatives of the auditor who signed the statement on the limited assurance engagement review participated in the discussions of the Supervisory Board about the sustainability statement. They reported to the Supervisory Board on the significant findings of their limited assurance engagement review and were available for additional information. Also according to the final results of its own review, no objections are to be raised by the Supervisory Board as regards the sustainability statement.

Acknowledgements

The members of the Management Board, led by Helen Giza, along with all employees, have successfully advanced the development of Fresenius Medical Care. We would like to thank them for their commitment in this pivotal year. We are confident that they will continue on this successful path and shape a promising future – for patients with kidney disease and for Fresenius Medical Care.

Bad Homburg v.d. Höhe, March 12, 2025

On behalf of the Supervisory Board

/s/ Michael Sen

Chairman